# ACTION OF INCORPORATOR OF

# SOLARGAPS INC.

The undersigned, being the sole Incorporator of SOLARGAPS INC., a Delaware corporation (the "Company"), hereby adopts the following resolutions pursuant to Section 108(a) of the Delaware General Corporation Law with respect to the initial organization of the corporation:

## ADOPTION OF BYLAWS

**RESOLVED:** That the Bylaws attached to this Action by Incorporator are hereby adopted as the Bylaws of the Company.

**RESOLVED FURTHER:** That the Secretary of the Company, once appointed is hereby authorized and directed to execute a certificate of the adoption of the Bylaws and insert it in the Company's Minute Book and that the officers of the Company, once appointed, are ordered to maintain a copy of such Bylaws in the principal office of the Company for the transaction of its business open for inspection by the stockholders at all reasonable times during office hours.

## ELECTION OF DIRECTORS

**RESOLVED:** The following individual is hereby appointed as director of the Company, to serve as director until his successor is duly elected and qualified:

Yevgen Erik – 28a Obolonsky Ave, Suite 152, Kyiv, 04205 Ukraine

## RESIGNATION OF INCORPORATOR

**RESOLVED:** That from this day forward, the Incorporator has fulfilled his obligations, and relinquishes all further duties and authorities of the Company to the Company's Board, subject only to the right to correct errors of record with respect to the formation of the Company.

This Action of Incorporator shall be filed in the Minute Book of the Company and shall be effective as of August 16, 2016.



Inna Efimchik, Incorporator